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RESIDENT COUNSEL

LOUISE M. PARENT

OF COUNSEL

August 24, 2018

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc. (File No. 001-36364)

Preliminary Proxy Statement on Schedule 14A filed on August 7, 2018

SEC File No. 001-36364

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in response to the Company’s correspondence filing dated August 17, 2018 that we received in a telephone conversation with the Staff on August 20, 2018 with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company on August 7, 2018.

For your convenience, the Staff’s comments are reproduced in italics below, followed in each case by the Company’s response. The Company has today filed the definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”), together with this letter. Capitalized terms used herein and otherwise not defined shall have the meanings assigned to such terms in the Preliminary Proxy Statement.

1.

We reference your response to prior comment number 6. In the revised disclosure, consider deleting “at worst” in reference to the risk of broader market events and individual portfolio company specific credit issues putting downward pressure on the fair value of investments leading to a breach of statutory asset coverage requirements.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Jay Williamson

Securities and Exchange Commission

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Definitive Proxy Statement to delete the words “at worst” in the referenced sentence.

2.

We reference your response to prior comment number 7. In the revised disclosure, you talk about leverage adding approximately 150-250 basis points of additional ROE “over time.” Please clarify what time period you are talking about, particularly in light of the figures circled in your table.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Definitive Proxy Statement to clarify that the statement refers to the Company’s analysis, which reflects illustrative annual ROEs at various leverage levels based on the assumptions set forth in table.

*         *         *        *        *

We hope that these responses adequately address the Staff’s comments. If you have any questions concerning this letter or require further information, please do not hesitate to contact Adam E. Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Sincerely,

/s/ Adam E. Fleisher

Adam E. Fleisher

cc:	Ken Burke

Jennifer Gordon

TPG Specialty Lending, Inc.

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP